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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9
                               (RULE 14D-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

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                         E.W. Blanch Holdings, Inc.
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                         (Name of Subject Company)

                         E.W. Blanch Holdings, Inc.
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                    (Name of Person(s) Filing Statement)

                   Common Stock, Par Value $.01 Per Share
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                       (Title of Class of Securities)

                                 093210102
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                     (CUSIP Number of Class of Securities)

                             Daniel P. O'Keefe
          Executive Vice President, General Counsel and Secretary
                         E.W. Blanch Holdings, Inc.
                          500 N. Akard, Suite 4500
                              Dallas, TX 75201
                               (214) 756-7000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

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                              with a copy to:

                        Thomas W. Christopher, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                               (212) 859-8000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 3.   THE SOLICITATION OR RECOMMENDATION.

BACKGROUND.

     The third paragraph of the Background section in Item 4 is hereby deleted in its entirety and replaced with the following three new paragraphs:

               Commencing in March 2000, Lazard contacted over 30 parties, including both insurance industry participants and financial investors, regarding a possible equity investment in, or business combination with, the Company. Of the parties contacted, the Company made management presentations to eight parties, including Parent. At various times during the period from September 2000 through March 2001, five parties (including Parent) submitted written, preliminary non-binding indications of interest regarding a potential transaction with the Company.

               Specifically, in late September 2000, one party submitted to the Company a preliminary, non-binding indication of interest regarding an acquisition of the Company for cash that valued the Company at between $275 and $360 million. In mid-October 2000, a second party submitted to the Company a preliminary, non-binding indication of interest regarding an acquisition of the Company in a stock-for-stock transaction valued at between $26 and $30 per Share. Both of these indications of interest were expressly conditioned upon the approval of the respective boards of directors of these parties as well as satisfactory completion of a due diligence review of the Company. Both parties were provided with confidential information regarding the Company and its business and held meetings with the Company's management, but both parties later elected not to pursue a transaction with the Company.

               As discussed below, from December 2000 through January 2001, the Company pursued negotiations with a third party regarding a possible minority investment in the Company and in March 2001 another bidder contacted the Company regarding a possible business combination. Although several other parties expressed preliminary interest regarding a possible business combination with the Company, none of these other parties submitted a specific proposal to the Company, conducted a due diligence review of the Company or pursued negotiations with the Company.

     The paragraph of the Background section in Item 4 beginning "Starting in early December 2000, . . ." is hereby deleted in its entirety and replaced by the following paragraph:

               Starting in early December 2000, the Company pursued negotiations with a third party regarding a minority investment in the Company in the form of trust preferred securities convertible into Shares. These negotiations were suspended in late January 2001 and did not resume, in part because the Board desired to pursue a possible sale of the Company and found the terms of the proposed transaction to be inadequate.

     The first of two paragraphs of the Background section in Item 4 beginning "On March 26, 2001, . . ." is hereby deleted in its entirety and replaced by the following paragraph:

               On March 26, 2001, the Company received a written, non-binding preliminary indication of interest from the second potential bidder regarding a possible acquisition of the Company for $11 per share plus a contingent value right, on terms to be negotiated, with respect to any recovery by the Company in its lawsuit against Parent and certain of its affiliates. This indication of interest was expressly conditioned upon satisfactory completion of a due diligence review of the Company, obtaining required corporate and regulatory approvals and the willingness of the Company to enter into exclusive negotiations with this bidder. This last condition was subsequently waived by the bidder.

     The paragraph of the Background section in Item 4 beginning "Also at this meeting, . . ." is hereby deleted in its entirety and replaced with the following paragraph:

               Also at this meeting, Lazard reviewed with the Board its financial analysis of the Offer Consideration and Merger Consideration and rendered to the Board its oral opinion (which was confirmed by delivery of a written opinion on April 15, 2001) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the consideration to be received by the holders of the Shares, pursuant to the Merger Agreement, was fair to the holders from a financial point of view. (Lazard has consented to the references herein to its opinion as well as to the inclusion of such opinion as Exhibit 5 hereto.) The Board also resolved that neither the Company's rights plan nor Section 203 of the DGCL should be applicable to a transaction with Parent upon the terms and conditions presented to the Board at that meeting. At the conclusion of the meeting, the Board unanimously approved the merger agreement and the transactions contemplated thereby, subject to final resolution of a limited number of outstanding issues.

REASONS FOR THE BOARD'S RECOMMENDATION; FACTORS CONSIDERED.

     Paragraph no. 8 under the section entitled "Reasons For The Board's Recommendation; Factors Considered" in Item 4 is hereby deleted in its entirety and replaced with the following paragraph:

          8) The opinion and related analyses of Lazard, as of April 13, 2001, as to the fairness, from a financial point of view, of the $13.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares. The full text of Lazard's written opinion, dated April 15, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lazard is attached hereto as Exhibit 5 and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully and in its entirety. Lazard has consented to the references herein to its opinion as well as to the inclusion of such opinion as Exhibit 5 hereto.


ITEM 8.   ADDITIONAL INFORMATION.

FORWARD-LOOKING STATEMENTS

     The paragraph under the section entitled "Forward-Looking Statements" in Item 8 is hereby deleted in its entirety and replaced with the following:

               In the interest of providing stockholders with certain information regarding the Company's future plans and operations, certain statements set forth in this Schedule 14D-9 relate to management's future plans and objectives. Although any forward-looking statements contained in this Schedule 14D-9 or otherwise expressed by or on behalf of the Company are, to the knowledge and in the judgment of the officers and directors of the Company, expected to prove true and come to pass, there can be no assurances that any of these expectations will prove correct or that any of the actions that are planned will be taken. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result.


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                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               By:  /s/ Daniel P. O'Keefe
                                  -----------------------------------------
                                  Name:  Daniel P. O'Keefe
                                  Title: General Counsel

                                  Dated: May 16, 2001